UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 30, 2012

Commission File Number: 000-50975

China Finance Online Co. Limited

(Translation of registrant’s name into English)

HONG KONG

(Jurisdiction of incorporation or organization)

9th Floor of Tower C, Corporate Square

NO.35 Financial Street, Xicheng District

Beijing, China 100033

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes            ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURE	3
EXHIBIT INDEX	4
EX-99.1 NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS AND PROXY STATEMENT FOR ANNUAL GENERAL MEETING
EX-99.2 FORM OF PROXY CARD FOR HOLDERS OF ORDINARY SHARES
EX-99.3 FORM OF PROXY CARD FOR HOLDERS OF AMERICAN DEPOSITORY SHARES

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Finance Online Co. Limited

Date: May 30, 2012	By:	/s/ Jun Wang
	Name:	Jun Wang
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Notice of Annual General Meeting of Shareholders and Proxy Statement for Annual General Meeting

99.2	Form of Proxy Card for Holders of Ordinary Shares

99.3	Form of Proxy Card for Holders of American Depository Shares

4